UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,591,733
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,591,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 561,269
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 561,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,339,594
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,153,002
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,153,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,339,594
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,492,596
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,492,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,492,596
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,492,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2016, Eric Singer and Elias Nader were elected in a contested election to the Board with overwhelming stockholder support, receiving approximately 80% of the votes cast at the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”).  At the 2016 Annual Meeting, Mr. Singer called for a Board meeting to carry out the stockholder mandate evident by the voting results of the 2016 Annual Meeting.  To the detriment of stockholders, the lead independent director, Daniel Springer, and Jayant Kadambi, the Chairman of the Board, each of whom are the only persons authorized to call meetings of the Board, refused to call a Board meeting until August.

Immediately following the 2016 Annual Meeting, Mr. Singer requested various books and records of the Issuer to fulfill his fiduciary duty as a director and the stockholder mandate.  Initially, the Issuer was largely unresponsive to Mr. Singer’s requests, forcing Mr. Singer to take legal action in his capacity as a director to compel the Issuer to provide the requested documentation.  As a result of the legal action, Mr. Singer began to receive a meaningful response to his books and records request.  Mr. Singer undertook a comprehensive review of the documentation provided and identified key issues that required immediate attention by the Board.  Mr. Singer detailed in writing these issues to the full Board and once again called for a Board meeting to be scheduled to address these matters and other concerns raised by the Reporting Persons and other stockholders.  Mr. Singer sought to find a path forward to profitability and pressed upon the full Board the need to act quickly.

In response, Mr. Kadambi scheduled a short Board call for late July, but the agenda did not include a substantive discussion of any of these important issues.  What is equally troubling is that with the exception of one incumbent director, no other incumbent director seemed troubled by the detailed issues raised by Mr. Singer in his lengthy communications to the Board.  Even upon receipt of two public letters from two separate stockholders, in which such other stockholders called for the resignation of Mr. Springer, the separation of the Chairman and CEO roles, the formation of a special committee of independent directors to review strategic alternatives and for the Board to take immediate action to address the other issues facing the Issuer, the incumbent Board remained largely unresponsive.  It seems apparent to the Reporting Persons that the majority of the incumbent Board is not receptive to stockholder concerns, does not share stockholders frustrations regarding the underperformance of the Issuer nor intends to deviate from the status quo.

Two months have now past since the 2016 Annual Meeting and the Board has not convened a meaningful meeting to discuss the Issuer’s strategy (or lack thereof), capital allocations, cost structure, executive compensation practices or disclosures.  Given the Board’s inaction to date, Mr. Singer believes the governance at the Issuer is severely deficient.  Other events confirm this conclusion.

Since his election, Mr. Singer has repeatedly requested that he be appointed to the Nominating and Governance Committee and Compensation Committee of the Board in advance of the meetings scheduled for August.  On July 26, 2016, the Chairman of the Nominating and Governance Committee, Adriel Lares, indicated that Mr. Singer would not be appointed to the Nominating and Governance Committee but would be appointed to the Compensation Committee, cementing the Reporting Persons’ belief that unless the Board is further reconstituted, the Board will remain inactive and unaccountable to stockholders.  For all of these reasons, the Reporting Persons intend to seek additional Board representation at the 2017 Annual Meeting of Stockholders, as it is apparent that this Board lacks the skills and drive to put the Issuer back on a path to profitability.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 98872B104

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer